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RUNNER CITY

Map

Andy Kaminski resolved **Karla Nava** request for food delivery.

30m

Andy was fast and communicated!

Benji Summerhalder resolved **Penii Galindo** request for moving.

1d

Benji was early and helped me.

Steven Abernathy resolved **Hugh Olson** request for house cleaning.

15m

Steve left my house smelling great!

Raven Galindo resolved **Austin Lee** request for shopping.

40m

Thank you Raven for grabbing those items.

REQUEST A RUN